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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -------------------

                                   SCHEDULE TO
                             TENDER OFFER STATEMENT
    Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
                                (Amendment No. 1)

                               800-JR CIGAR, Inc.
                            (NAME OF SUBJECT COMPANY)

                              JRC Acquisition Corp.
                                   L&LR, Inc.
                                Lewis I. Rothman
                               LaVonda M. Rothman
                           (NAMES OF FILING PERSONS)

                     Common Stock, par value $0.01 per share
                           (TITLE CLASS OF SECURITIES)

                                    282491109
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                         Samuel B. Fortenbaugh III, Esq.
                           Morgan, Lewis & Bockius LLP
                                 101 Park Avenue
                            New York, New York 10178
                             Telephone: 212-309-6000
                             Facsimile: 212-309-6273
                 (NAME, ADDRESS AND TELEPHONE NUMBERS OF PERSONS
 AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)

                           CALCULATION OF FILING FEE*

Transaction Valuation $40,123,967                      Amount Filing Fee $8,025

* Estimated for purposes of calculating the amount of the filing fee only. This amount assumes the purchase of 3,086,459 shares of common stock, $0.01 par value (the "Common Stock"), of 800-JR CIGAR, Inc. at a price of $13.00 per share of Common Stock in cash. Such number of shares of Common Stock represents the number of outstanding shares of Common Stock not owned by Lewis
I. Rothman, LaVonda M. Rothman and the Lewis Irving Rothman 1998 Trust #1 u/a/d November 10, 1998 as of August 29, 2000. The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

/x/ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or if the Form or Schedule and the date of its filing.

Amount Previously Paid: $8,025.00
Filing Party: JRC Acquisition Corp., L&LR, Inc., Lewis I. Rothman and LaVonda
M. Rothman
Form or Registration No.: Tender Offer Statement on Schedule TO
Date Filed: August 29, 2000

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/x/ third-party tender offer subject to Rule 14d-1.
/ / issuer tender offer subject to Rule 13e-4.
/x/ going-private transaction subject to Rule 13e-3.
/ / amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

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      This Amendment No. 1 to Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO originally filed on August 29, 2000 (the "Schedule TO") by JRC Acquisition Corp., a Delaware corporation (the "Purchaser") and wholly-owned subsidiary of L&LR, Inc. (the "Parent"), the Parent, Lewis I. Rothman and LaVonda M. Rothman (collectively, the "Rothmans"), relating to the tender offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share (the "Share"), of 800-JR CIGAR, Inc., a Delaware corporation (the "Company"), not already owned by the Rothmans and the Lewis Irving Rothman 1998 Trust #1 u/a/d November 1, 1998, at $13.00 per Share (the "Offer Price"), net to the sellers in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 29, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the "Offer").

ITEM 11.  ADDITIONAL INFORMATION.

      Item 11 of the Schedule TO is hereby amended and supplemented to include the following information:

      Aaron Parnes and Furtherfield Partners, L.P., each a purported shareholder of the Company, separately instituted actions relating to the Offer in the Court of Chancery of the State of Delaware, County of New Castle on August 28 and 29, 2000, respectively. The complaints name as defendants the Company, the Rothmans and the other directors of the Company, John Oliva, Sr., Jane Vargas and John F. Barry, Jr., and Bernard Rosenblum (the "Other Individual Defendants"), each of whom, along with each of the Rothmans, is a director of the Company. The Rothmans and Jane Vargas are officers of the Company. Each complaint states that the action is a class action on behalf of the Company's shareholders, other than the Rothmans and the Other Individual Defendants (the "Class"). The complaints allege, among other things, that the Rothmans, with the acquiescence of the Other Individual Defendants, have breached their fiduciary duties as controlling shareholders of the Company by engaging in a self-dealing transaction to the detriment of the respective plaintiffs and the other members of the Class. The plaintiffs further allege that the Offer Price to be paid pursuant to the Offer is unfair and inadequate. The suits seek injunctive relief, rescission of any consummated transactions, damages and attorney's fees.

      In addition, on August 29, 2000, Kevin Beswick, also a purported shareholder of the Company, instituted an action in the Court of Chancery of the State of Delaware, County of New Castle against the Parent, the Purchaser, the Rothmans, the Company and the Other Individual Defendants. The complaint states that the action is a class action on behalf of the Class and alleges, among other things, that the Parent, the Purchaser and the Rothmans, with the acquiescence of the Other Individual Defendants, breached their fiduciary obligations to the Class by engaging in self-dealing and not acting in good faith. The suit seeks injunctive relief, rescission of any consummated transactions, damages and attorney's fees.

      The above description of the lawsuits is qualified in its entirety by the complaints, copies of which have been filed as Exhibits (a)(5)(i)-(iii), and incorporated herein by reference.




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ITEM 12. MATERIALS TO BE FILED AS EXHIBITS

      Item 12 of the Schedule TO is hereby amended and supplemented by the addition of the following exhibits hereto:

(a)(5)(i) Complaint filed in action entitled Aaron Parnes v. the Rothmans, the Other Individual Defendants and the Company (Court of
             Chancery of New Castle County, Delaware, Civil Action No. 18262NC) (incorporated by reference to Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the Securities and Exchange Commission on September 1, 2000).

(a)(5)(ii) Complaint filed in action entitled Furtherfield Partners, L.P. v. the Company, the Rothmans and the Other Individual Defendants (Court of Chancery of New Castle County, Delaware, Civil Action No. 18263NC) (incorporated by reference to Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the Securities and Exchange Commission on September 1, 2000).

(a)(5)(iii) Complaint filed in action entitled Kevin Beswick v. the Parent, the Purchaser, the Rothmans, the Other Individual Defendants and the Company (Court of Chancery of New Castle County, Delaware, Civil Action No. 18264NC) (incorporated by reference to Amendment No.
             1 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the Securities and Exchange Commission on September 1, 2000).

                                       2
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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 1, 2000


                                          /s/ Lewis I. Rothman
                                          --------------------------------
                                          Name: Lewis I. Rothman

                                          /s/ Lavonda M. Rothman
                                          --------------------------------
                                          Name: Lewis I. Rothman


                                          L&LR, Inc.

                                          By: /s/ Lewis I. Rothman
                                             -----------------------------
                                             Name: Lewis I. Rothman
                                             Title:  President


                                          JRC Acquisition Corp.

                                          By: /s/ Lewis I. Rothman
                                             -----------------------------
                                             Name: Lewis I. Rothman
                                             Title:  President


      After due inquiry and to the best of my knowledge and belief, I certify that the information required by Schedule 13E-3 with respect to the subject company that is set forth in this statement is true, complete and correct.

Date:  September 1, 2000

                                          800-JR CIGAR, Inc.

                                          By:  /s/ Lewis I. Rothman
                                             -----------------------------
                                             Name:  Lewis I. Rothman
                                             Title:   Chief Executive Officer

                                          Lewis Irving Rothman 1998 Trust #1

                                          By:  /s/ Samuel Bornstein
                                             -----------------------------
                                             Name: Samuel Bornstein
                                             Title: Trustee


                                       3

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                              EXHIBIT INDEX

(a)(5)(i) Complaint filed in action entitled Aaron Parnes v. the Rothmans, the Other Individual Defendants and the Company (Court of Chancery of New Castle County, Delaware, Civil Action No. 18262NC) (incorporated by reference to Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the Securities and Exchange Commission on September 1, 2000).

(a)(5)(ii) Complaint filed in action entitled Furtherfield Partners, L.P. v. the Company, the Rothmans and the Other Individual Defendants (Court of Chancery of New Castle County, Delaware, Civil Action No. 18263NC) (incorporated by reference to Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the Securities and Exchange Commission on September 1, 2000).

(a)(5)(iii) Complaint filed in action entitled Kevin Beswick v. the Parent, the Purchaser, the Rothmans, the Other Individual Defendants and the Company (Court of Chancery of New Castle County, Delaware, Civil Action No. 18264NC) (incorporated by reference to Amendment No.
             1 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the Securities and Exchange Commission on September 1, 2000).